FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1.	Notice dated April 8, 2003 regarding General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 9, 2003.

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ITEM 1

YPF S.A.

NOTICE OF GENERAL ORDINARY AND EXTRAORDINARY
SHAREHOLDERS’ MEETING

Shareholders of YPF Sociedad Anónima, are hereby summoned to the General Ordinary and Extraordinary Shareholders’ Meeting of holders of Class A Shares, Class B Shares, Class C Shares and Class D Shares, that will be held on April 9, 2003, at 11:00 a.m., at the Company’s corporate headquarters in Argentina, at Av. Roque Saenz Peña 777, Buenos Aires, to consider and vote upon the following:

AGENDA

1.	Appointment of two Shareholders to sign the Minutes.

2.	Approval of the Management Report, Inventory, Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, with the Notes, Schedules, Exhibits and related documents, and the Supervisory Committee’s Report for Fiscal Year Nr. 26, beginning January 1, 2002, and ending December 31, 2002.

3.	Approval of the performance of the Board of Directors and Supervisory Committee during the Fiscal Year beginning January 1, 2002, and ending December 31, 2002.

4.	Allocation of retained earnings as of December 31, 2002, and distribution of dividends.

5.	Compensation of the members of the Board of Directors for the fiscal year ended December 31, 2002.

6.	Compensation of the members of the Supervisory Committee for the fiscal year ended December 31, 2002.

7.	Appointment of one Director and one Alternate Director for the Class A Shares and Directors and Alternate Directors for the Class D shares. In this case, granting of the authorization required by Art. 273 of the Law 19.550.

8.	Appointment of one member and one alternate member of the Supervisory Committee for the Class A Shares and two members and two alternate members for the class D Shares.

9.	Setting of advances of compensation to be received by non-executive Directors and members of the Supervisory Committee during the fiscal year beginning January 1, 2003.

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10.	Setting of compensation of the external Auditor corresponding to the exercise ended December 31, 2002. Appointment of the external Auditor that will render an opinion on the annual financial statements as of December 31, 2003, and setting of their compensation.

11.	Consideration of the non-adhesion to the Optional Statutory Régime of Public Offer of Obligatory Acquisition foreseen by Article 24 of Decree 677/01. Reform of Article 7° - Transfer of Shares - of the By-Laws of YPF S.A.

THE BOARD OF DIRECTORS

NOTE:

When considering the agenda, the Shareholders of all the classes of shares will exercise their rights voting jointly, except when treating the Items 7. and 8.

Directors and alternate Directors of Class D Shares shall be elected by the Shareholders of Class B, C and D Shares, voting as members of one class, as provided for in Article 11 of the By–Laws of YPF S.A.

With respect to Item 11, the Meeting will be held as Extraordinary.

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SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	April 9, 2003	By:	/s/ Carlos Olivieri

			Name:	Carlos Olivieri
			Title:	Chief Financial Officer